Exhibit 99.7

NiCE CXone Mpower Builds on Snowflake AI Data Cloud to Unlock Secure,
Scalable CX Automation Across the Front, Middle and Back Office

NiCE and Snowflake will deliver open, flexible and seamless access to customer interaction data, unlocking actionable insights and accelerating enterprise-wide innovation

Hoboken, N.J., June 16, 2025 – NiCE (Nasdaq: NiCE) today announced a strategic collaboration with Snowflake, the AI Data Cloud company, to unlock the full value of customer interaction data by enabling seamless, secure data sharing across the front, middle and back office through Snowflake Secure Data Sharing. This collaboration combines NICE CXone Mpower’s industry-leading AI for customer service automation with Snowflake’s easy, connected, and trusted platform, enabling joint customers to seamlessly access and update data to automate customer service at scale. By working with Snowflake, the two companies will be able to deliver immediate value for customers and unlock new opportunities across the enterprise landscape.

NiCE selected Snowflake for its ability to power secure, governed data collaboration and its shared commitment to eliminating operational silos. As a core component of every CXone Mpower bundle, Snowflake provides the foundation for the CXone Mpower data lake, centralizing all interaction data from across the platform and enabling that data to be merged with associated data beyond the front office. This extends the depth and breadth of CXone Mpower, enabling customers to leverage reporting, dashboarding, analytics and AI, from a single, trusted and ecosystem-wide source of truth. By expanding the reach of CX data into middle and back-office systems, organizations will be able to automate processes such as service fulfillment, billing, claims handling, and account updates, dramatically improving speed, accuracy, and efficiency.

Available today, customers can leverage CXone Mpower’s built-in integration with Snowflake to securely share and activate customer interaction data across their enterprise, either as part of their current CXone Mpower bundle or through expanded enterprise automation initiatives.

Barry Cooper, President, CX Division, NiCE, said, “Partnering with Snowflake is a pivotal step in helping enterprises automate across the front, middle and back office. By connecting customer interaction data with core operational systems through the Snowflake AI Data Cloud, this integration turns insights into action, powering AI-driven workflows, streamlining fulfillment processes, and delivering faster, smarter, and more personalized customer experiences across the enterprise.”

By leveraging the Snowflake AI Data Cloud, NiCE is joining Snowflake in empowering every enterprise to achieve its full potential through data and AI to help organizations harness the full potential of their customer experience insights. With CXone Mpower analyzing hundreds of customer attributes per interaction, Snowflake provides the secure, scalable foundation to store, share, and activate this rich data across the enterprise. This collaboration empowers enterprises to operationalize interaction data at scale, integrate it seamlessly into enterprise ecosystems, and accelerate the development of AI-driven CX innovations.

“This collaboration exemplifies how Snowflake partners are unlocking the value of AI-driven data across the enterprise,” said Kieran Kennedy, VP, Data Cloud Product Partners, Snowflake. “By connecting NiCE’s customer interaction intelligence with broader enterprise ecosystems, we enable joint customers to automate previously siloed processes, accelerate AI adoption, and drive smarter business decisions, all from a single, secure platform.”

This will enable joint customers to break down data silos and deliver smarter, faster, and more personalized customer experiences. With governed, secure access to high-quality CX data linked to associated ecosystem data, business leaders, data scientists, and frontline teams can make better decisions, enhance productivity, and drive consistent value across the customer journey.

“The NiCE-Snowflake collaboration directly addresses a longstanding challenge: connecting CX data with operational systems to enable true end-to-end automation. This integration allows enterprises to activate customer insights across departments, enhancing the ROI of both AI and data investments while driving agility and consistency in customer interactions,” said Mila D’Antonio, Principal Analyst, Omdia.

By building tools, applications and solutions on Snowflake, product and engineering teams are able to develop, scale, and operate without operational burden, delivering differentiated products to their customers. Snowflake AI Data Cloud Product Partners help customers maximize Snowflake’s flexibility, performance, and ease of use to deliver more meaningful insights. AI Data Cloud Services Partners provide industry experience, technical expertise, and strategic best practices to help customers mitigate risk and drive business value with Snowflake throughout their entire data and AI journey. To learn more about becoming an AI Data Cloud partner, click here.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.